UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March, 2023

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Changes in Registrant’s Certifying Accountants.

Marcum, LLP (“Marcum”) notified Siyata Mobile Inc. (the “Company”) that Marcum had resigned as the Company’s independent certified public accounting firm effective as of March 21, 2023. Marcum’s resignation as the Company’s independent registered public accounting firm was accepted by the Audit Committee of the Board of Directors of the Company as of March 21, 2023.

Marcum served as the Company’s independent registered public accounting firm since May 24, 2022. Marcum did not audit the Company’s financial statements for any year and did not perform a review of the Company’s interim financial statements for the nine months ended September 30, 2022 but did review the Company’s interim financial statements for the six months ended June 30, 2022.

During the fiscal years ended December 31, 2022 and 2021 and the period from May 24, 2022 through March 21, 2023:

(i)	there were no disagreements between the Company and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Marcum’s satisfaction, would have caused Marcum to make reference in connection with its opinion on the Company’s financial statements for the year ended December 31, 2022 to the subject matter of the disagreement; and

(ii)	there were no “reportable events,” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Moreover, Marcum did not issue any report on the Company’s financial statements that contained an adverse opinion or a disclaimer of opinion, or a qualified or modified opinion as to uncertainty, audit scope or accounting principle, or make a determination whether the Company would continue as a going concern.

The Company has provided Marcum with a copy of the foregoing disclosures it is making in this Report of Foreign Private Issuer on Form 6-K (“Report”) prior to its filing and requested, in accordance with applicable practices, that Marcum furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees or does not agree with the statements made herein. Attached as Exhibit 16.1 is a copy of Marcum’s letter, dated March 27, 2023, stating that Marcum agrees with such statements.

On March 21, 2023, the Company engaged Barzily & Co. (“Barzily”) as its new independent registered public accountant for the fiscal year ending December 31, 2022. This decision was approved by the Audit Committee of the Board in accordance with the authority of the Audit Committee as specified in its Charter. Barzily has applied to register with the Canadian Public Accountability Board, which like the Public Company Accounting Oversight Board in the United States, oversees public accounting firms that audit Canadian reporting issuers.

During the fiscal years ended December 31, 2022 and 2021 and through March 21, 2023, neither the Company nor anyone on its behalf consulted with Barzily regarding: (i) the application of accounting principles to a specified transaction, completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Barzily concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The information and documents furnished in this Report shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibits.

The following documents are herewith filed or furnished as exhibits to this report:

Exhibit No.	Description
16.1	Letter of Marcum LLP dated March 27, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2023	SIYATA MOBILE INC.
(Registrant)

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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